Mail Stop 4561

August 25, 2006

Lori A. Jones, CEO
Analytical Surveys, Inc.
9725 Datapoint Drive, Suite 300B
San Antonio TX 78229

Re: **Analytical Surveys, Inc.**
       Registration Statement on Form S-3
       Filed July 27, 2006
       File No. 333-136078

Dear Ms. Jones:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure in the footnote to the fee table that references the Annual Meeting scheduled to take place on August 17, 2006. We further note the references in the prospectus to the Annual Meeting scheduled to take place on August 29, 2006. Please reconcile your disclosure throughout the prospectus, including the footnote to the fee table.

2.   We note that among the 9,633,220 shares of common stock that you are registering, 8,881,148 are issuable only if approval of the issuance of such shares upon conversion of certain notes and exercise of certain warrants is given by the shareholders at the Annual Meeting scheduled to take place on August 29, 2006. We further note the legal opinion filed as exhibit 5.1. Please tell us how counsel can provide an opinion regarding the

legality of the securities being registered when the shareholders have not yet approved the issuance of 8,881,148 shares.

3.   Please provide an analysis comparing the proceeds to the issuer from the private placement against:

-   all payments (whether in cash or securities, including securities underlying warrants or options) to be made to the investors, any affiliate of the investors, or any person with whom the investors have a contractual relationship regarding this transaction, including any payments to finders or placement agents; and

-   the dollar value of the securities that are registered for resale.

4.   Please provide an analysis comparing the number of shares underlying the convertible notes and warrants that are registered for resale to the number of outstanding shares held by persons other than the following:

-   the investors;

-   affiliates of the investors;

-   any person with whom the investor has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

-   affiliates of the issuer.

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

The Private Placement, page 3

5.   We note your disclosure on page 3 that in exchange for $2 million in cash investment, the company issued to two investors a convertible promissory note in the principal amount of $1.5 million and $.5 million, respectively. Please revise your disclosure to identify the investors.

6.   Please expand your disclosure to discuss and quantify any discounts, fees, or expenses associated with the notes.

Selling Shareholders, page 16

7.   Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

8.   We note your disclosure that each of the selling shareholders that is affiliated with a registered broker-dealer purchased the shares offered by the prospectus in the ordinary course of business and, at the time of purchase, did not have any plans to dispose of those shares. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

- how long the selling shareholders have held the securities,

- the circumstances under which the selling shareholders received the securities,

- the selling shareholders' relationship to the issuer,

- the amount of securities involved,

- whether the sellers are in the business of underwriting securities, and

- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Exhibits

9.   Please file executed copies of the notes, warrants, and related agreements as exhibits to the registration statement. We note that you filed the forms of these agreements as exhibits to your Form 8-K dated June 5, 2006. To the extent the terms of the agreements with the two investors are identical, you need only file a copy of one with a schedule identifying the other document omitted and setting forth the material details in which the omitted document differs. Refer to Item 601(a)(4) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Daniel D. Dinur, Esq. (*via facsimile*)
        Dinur & Associates, P.C.